Great Basin Scientific, Inc.

1441 South 3850 West

Salt Lake City, UT 84120

September 24, 2014

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Mary Beth Breslin, Ms. Amanda Ravitz and

         Mr. Jay Munson

Re:	Great Basin Scientific, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed September 8, 2014

File No. 333-197954

Dear Ms. Breslin, Ms. Ravitz and Mr. Munson:

We are in receipt of the comments of the Staff of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated September 19, 2014 (the “SEC Comment Letter”) regarding the above-referenced Amendment No. 2 to Registration Statement on Form S-1 (the “Registration Statement”) filed by Great Basin Scientific, Inc. (the “Company”). The numbered responses set forth below contain each of the Staff’s comments in total set off in bold type and correspond to the numbered comments contained in the SEC Comment Letter.

Concurrently herewith, we are filing with the Commission by EDGAR transmission and by Federal Express an amended draft of the Registration Statement (the “Amendment”). To aid in your review, we have also enclosed with this letter a copy of the Amendment which is marked to indicate all of the changes from the Registration Statement. The changes made in the Amendment are principally in response to the Staff’s comments as set forth in the SEC Comment Letter.

Capitalization, page 40

Comment No. 1:

1.	Please provide us your calculation supporting the adjustment made to Additional paid-in-capital to arrive at Pro-forma Additional paid-in-capital. Please revise the filing to include a discussion of all adjustments recorded to the pro-forma financial information.

Securities and Exchange Commission

September 24, 2014

Response to Comment No. 1:

In response to the Staff’s comment, we have updated the disclosure to set forth a discussion of all adjustments recorded to the pro-forma financial information. Below is further detail regarding the calculation of the adjustment made to Additional paid-in-capital to arrive at Pro-forma Additional paid-in-capital:

	Common Shares	Par Value	Additional Paid-in Capital	Total Equity
Actual Common Stock at June 30, 2014	115,510	$116	$9,752,080	$9,752,196

Pro Forma Adjustments:
Convert Actual Preferred Stock at June 30, 2014
Series A Preferred Stock	585,655	586	18,845,953	18,846,539
Series B Preferred Stock	297,321	297	9,464,157	9,464,454
Series C Preferred Stock	829,383	829	4,039,756	4,040,585
Series C-1 Preferred Stock	420,136	420	2,066,648	2,067,068
Series D Preferred Stock	607,832	608	2,705,351	2,705,959

Convert Preferred Stock issued after June 30, 2014
Series D Preferred Stock Sales	820,000	820	3,570,747	3,571,567
Series D Preferred Stock issued with loan	20,000	20	99,980	100,000
Series D Preferred Stock issued through Conversion of Notes	82,625	82	413,047	413,129

New Common Stock issued with offering
Common Stock	2,500,000	2,500	16,247,500	16,250,000
Offering Costs			(2,162,500)	(2,162,500)

Total Proforma as Adjusted	6,278,462	$6,278	$65,042,719	$65,048,997

Comment No. 2:

2.	In this regard, we note that the capitalization table reflects the preferred shares on a post-split basis which does not agree to the June 30, 2014 balance sheet presented on page F-24. Please confirm for us whether the preferred shares were also subject the reverse split or if only the conversion feature of the preferred shares was modified to 200-1. Please revise the filing to consistently describe and disclose the amount of the preferred shares outstanding and their conversion terms.

Response to Comment No. 2:

In response to the Staff’s comment, we have updated the disclosure in the capitalization table to agree with the June 30, 2014 balance sheet as presented on page F-24, to clarify that the preferred shares were not subject to the reverse stock split, although the impact of the 200-1 stock split on the conversion feature results in the number of post-conversion common shares being accordingly split 200-1. In response to the Staff’s comment, we have updated the disclosures throughout the Registration Statement to clarify both the amount of preferred shares outstanding and the number of post-conversion common shares into which such shares would convert upon the consummation of a qualified offering.

Note 8. Common and Preferred Stock, page F-14

Comment No. 3:

3.	Please refer to prior comment 32 from our letter dated July 21, 2014. We note that you have not provided sufficient discussion of each factor contributing to the significant difference between the estimate fair value as of the date of the grants in the second quarter of 2014 of $2.00 and the estimated IPO price of $6.00 to $7.00. This discussion should describe significant intervening events and business activities within the company and specific changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the estimated fair value of the underlying common stock between these periods. We note that this significant increase in the fair value of the underlying shares in the period leading up to the initial public offering appears to have a significant impact on your financial statements.

Securities and Exchange Commission

September 24, 2014

Response to Comment No. 3:

When the Company issued option grants in April and June of 2014, the Company considered many factors in determining the exercise price of $2.00 and the valuation of the underlying common stock. The most significant factor was the lack of operating capital, making the likelihood of a public offering remote and a liquidation event, most likely under duress, the highest probability. Due to the liquidation preference rights of the outstanding preferred stock, the common stock would continue to have nominal value until such time that a public offering would become more likely than remote.

Specifically, the Company’s position at various points was as follows:

At the time of the April 14, 2014 option grants (393,000 options were granted), the following factors directly impacted the Company’s ability to initiate or complete a public offering and thereby the valuation of the Company’s common stock:

•	The Company had approximately $350,000 of cash on hand, with a historical monthly cash burn rate of approximately $0.8 million and continued significant operating cash outflows.

•	For the 2013 audit period, the Company had received a “going concern” opinion from our auditors. Our auditors also noted that several of the key factors resulting in the going concern opinion had become more extreme through the 2014 period, such as a significant increase in operating cash outflows and negative working capital, and a significant decrease in cash inflows from financing activities.

•	The Company had not yet begun the process of raising the Series D preferred stock (the “Series D Preferred”), but was planning to start at the end of April 2014.

•	An independent valuation was performed as of March 31, 2014 wherein the Company’s common stock still had nominal value primarily due to the liquidation preference rights of the preferred stock. For the April and June 2014 option grants, there were no positive changes in valuation assumptions, and in fact the negative valuation factors in some instances became worse.

In addition to the factors identified above, at the time of the June 18, 2014 option grants (90,000 options were granted) the following factors directly impacted the Company’s ability to initiate or complete a public offering and thereby the valuation of the Company’s common stock:

•	The Company had approximately $100,000 of cash on hand, with a historical monthly cash burn rate of approximately $0.8 million and continued significant operating cash outflows. Operating cash outflows totaled approximately $4.8 million for the six-months ended June 30, 2014.

Securities and Exchange Commission

September 24, 2014

•	With this amount of cash on hand the Company did not have sufficient funds to complete the Series D Preferred financing or a public offering.

•	The Series D Preferred financing was underway, having raised $2.6 million of gross proceeds, but the timing and interest was significantly behind expectations and the likelihood of closing on the $5 to $7 million of gross proceeds needed to execute a public offering remained uncertain and remote.

•	Our existing investors did not have the capacity or the intent to provide additional funds to the Company.

•	Though the Company’s intent was to raise capital sufficient in the Series D Preferred to then complete a public offering, there was still significant doubt concerning the actual ability of the Company to go public and whether a public offering would be able to raise the funds needed to continue operations.

Based on the above factors at the time of the June option grants, individually and collectively, along with other significant factors, the ability of the Company to complete a public offering remained remote. Further, if the Company did not raise significant capital quickly there was substantial doubt as to the ability of the Company to continue operations. Therefore, the Company viewed the likelihood of a liquidation event to be the highest likelihood event. As noted above, in the event of liquidation under such circumstances and due to the effect of the liquidation preference rights of the existing preferred stock, the common shareholders would receive no proceeds from their shares.

Subsequent to the June 18, 2014 option grants and prior to the filing of the proposed price range of $6.00 - $7.00 on September 5, 2014 the following significant events occurred:

•	We completed the Series D Preferred financing on July 30, 2014. This included a significant investment of approximately $3.5 million and validation, from a technical and business perspective, from a strategic investor. The capital we received from this investment provided us with the funds necessary to complete a public offering.

•	We filed the Registration Statement for this offering and based on initial comments received from the Commission, as well as feedback from the underwriters, we believe the Company will have enough capital to complete the public offering process.

•	The initiation of the Group B Strep clinical trial, our second product candidate, began on July 20, 2014.

•	The Company received a response from the FDA satisfactorily closing out the outstanding Form 483s that were issued to us in February 2013.

Securities and Exchange Commission

September 24, 2014

•	In August 2014, a significant direct comparable company (T2 Biosystems) completed an initial public offering, raising approximately $57 million at a pre-money valuation of $154 million, which was the first initial public offering in the molecular diagnostics sector in the past few years.

These events were considered by the underwriters and the Company to be significant intervening events and business activities that increased the common stock valuation, and positively impacted the weighting that a public offering would be completed (i.e., the ability to complete a public offering was no longer remote; and a liquidation event with the full impact of the preferred liquidation preference rights was no longer probable). When determining the price range for the offering, the underwriters also weighed the fact the Company was issuing units, which consisted of a share of common stock, a Series A warrant with an exercisable period for one year at a price equal to the unit price of the IPO and if the Series A warrant was exercised the investor would receive a Series B warrant, exercisable for an additional six years at 125% of the price of the IPO. This provided the investor with more value than if they were to only purchase a single share of common stock at a range of $6.00 - $7.00, as in the case of the stock options that were granted. With the increased probability of a public offering occurring and the related conversion of the preferred stock into common stock, the liquidation preference rights of the preferred stock would also be eliminated, resulting in one class of common stock. With only one class of common stock outstanding, all with the same rights, the underwriters and the Company also determined that the preferred stock rights would no longer impede the value of the common stock.

*    *    *

Please contact the Company’s counsel, David Marx, Esq. of Dorsey & Whitney LLP, at (801) 933-7363 or Ryan Ashton at the Company at (801) 990-1055 if you have any questions with respect to this letter.

Please acknowledge receipt of this letter by file-stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed self-addressed, postage-paid envelope.

Thank you very much for your assistance in this matter.

Very truly yours,

GREAT BASIN SCIENTIFIC, INC.

/s/ RYAN ASHTON

Ryan Ashton
Chief Executive Officer

cc:	David Marx, Esq.